SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BAYFIELD LOW INCOME HOUSING LIMITED PARTNERSHIP

(Name of Subject Company)
Megan Asset Management, Inc. (Offeror)

(Filing Persons)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Paul J. Maddock
Megan Asset Management, Inc.
1424 West Century Avenue, Suite 102
Bismarck, ND 58503
Phone:(701) 223-2923

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation: $14,500 (1) Amount of Filing Fee: $1.74

(1) Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1.74	Filing party: Megan Asset Management, Inc.
Form or registration no.: Schedule TO            Date filed: November 17, 2005

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

STATEMENT
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 17, 2005 (the “Statement”). This Amendment No. 1 relates to an offer by Megan Asset Management, Inc., a Delaware corporation (“Megan” or the “Purchaser”), the general partner and independent manager of Bayfield Low Income Housing Limited Partnership, a Delaware limited partnership (the “Partnership”) to purchase up to 1,450 Limited Partnership Units (“Units”) at a cash purchase price of $10.00 per Unit, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2005, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).
     On November 21, 2005, Megan Asset Management, Inc. mailed a supplement (the “Supplement”) to the holders of Units of the Partnership to supplement and amend the Offer. A copy of the Supplement has been filed as Exhibit (a)(1)(iv) to this Amendment No. 1.
ITEM 11. ADDITIONAL INFORMATION.
     (b) The information set forth in the Supplement is incorporated herein by reference.
ITEM 12. EXHIBITS.
     Item 12 of the Statement is amended and supplemented as follows:
(a)(1)(iv) Supplement to Offer to Purchase, dated November 21, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2005
MEGAN ASSET MANAGEMENT, INC.

By: /s/ Gary L. Maddock

Gary L. Maddock
Secretary

Exhibit Index

Exhibit Number	Description

(a)(1)(iv)	Supplement to Offer to Purchase, dated November 21, 2005.